

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Matthew Partridge
Chief Financial Officer
CTO Realty Growth, Inc.
1140 N. Williamson Blvd.
Suite 140
Daytona Beach, FL 32114

      Re: CTO Realty Growth, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 5, 2021
          File No. 001-11350

Dear Mr. Partridge:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction